UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)

DOCUMENT SECURITY SYSTEMS, INC.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

25614T200

(CUSIP Number)

Heng Fai Ambrose Chan

c/o Singapore eDevelopment Limited

7 Temasek Boulevard #29-01B, Suntec Tower One

Singapore 038987

011 65 6333 9181

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 25, 2019

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [  ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25614T200

SCHEDULE 13D

CUSIP No.	25614T200

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Heng Fai Ambrose Chan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [ ]
(b) [ ]
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) AF and PF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,418,871(1)
	8	SHARED VOTING POWER
	9	SOLE DISPOSITIVE POWER 3,418,871(1)
	10	SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,418,871(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 19.13% (2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

1 Consists of (a) 1,786,531 shares of common stock, par value $0.02 per share of Document Security Systems, Inc. (the “Common Stock”) held by Heng Fai Holdings Limited (“Heng Fai Holdings”), (b) 500,000 shares of Common Stock held by BMI Capital Partners International Limited (“BMI Capital”), (c) 683,000 shares of Common Stock held by Hengfai Business Development Pte Ltd. (“Hengfai Business Development”), (d) 2,912 shares of Common Stock held by the Reporting Person; and (e) 446,428 shares of Common Stock held by LiquidValue Development Pte Ltd (following the conversion by LiquidValue Development Pte Ltd of a Convertible Promissory Note in the amount of $500,000 on March 25, 2019 into 446,428 shares of Common Stock).

2 Based on 17,872,286 shares of Common Stock outstanding (following the conversion by LiquidValue Development Pte Ltd of a Convertible Promissory Note in the amount of $500,000 on March 25, 2019 into 446,428 shares of Common Stock).

CUSIP No. 25614T200

This Amendment No. 4 on Schedule 13D amends the statement on Schedule 13D, filed with the SEC on September 15, 2017, as amended by Amendment No. 1, filed with the SEC on July 6, 2018, Amendment No. 2, filed with the SEC on December 18, 2018 and Amendment No. 3, filed on February 20, 2019 (the “Third Amended Schedule 13D”), which relates to the Common Stock of the Issuer filed by Heng Fai Ambrose Chan (the “Reporting Person”). Except as previously amended and expressly amended below, the Third Amended Schedule 13D remains in effect and capitalized terms not defined herein are defined in the Third Amended Schedule 13D.

Item 4.	Purpose of Transaction

The Reporting Person is in the process of identifying individuals to potentially serve as directors of the Issuer.

The Reporting Person has increased his ownership in the Issuer and may add to his holdings of the Issuer’s common stock in the future.

Item 5.	Interest in Securities of the Issuer

(a)	Personal ownership by reporting person Heng Fai Ambrose Chan: 2,912 shares of Issuer’s common stock, par value $0.02 per share.

Ownership by affiliate Heng Fai Holdings Limited: 1,786,531 shares of Issuer’s common stock, par value $0.02 per share.

Ownership by affiliate BMI Capital Partners International Limited: 500,000 shares of Issuer’s common stock, par value $0.02 per share.

Ownership by affiliate Hengfai Business Development Pte. Ltd.: 683,000 shares of Issuer’s common stock, par value $0.02 per share.

Ownership by affiliate LiquidValue Development Pte Ltd: 446,428 shares of Issuer’s common stock.

(c)	Each of the transactions described in this 5(c) were reported on Forms 4 filed by the Reporting Person filed with the SEC pursuant to Section 16 of the Act and are available on the SEC’s website at www.sec.gov. The information reported in such filing is expressly incorporated herein.

CUSIP No. 25614T200

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

3/26/2019
Dated

/s/ Heng Fai Ambrose Chan
Signature

Heng Fai Ambrose Chan
Name

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).